September 23, 2015

VIA EDGAR

Ms. Stephanie D. Hui
Ms. Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549-8626

RE:	Clough Funds Trust (the “Registrant” or “Fund”)
File Nos. 333-204408, 811-23059

Dear Mses. Hui and Fettig,

Thank you for your call August 20, 2015 providing comments from the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on pre-effective amendment No. 1 to the registration statement on Form N-1A for the Registrant and its initial series, which was filed on August 7, 2015.

Concurrent with this letter, the Registrant is filing Pre-Effective Amendment No. 2 to its registration statement.   Pre-Effective Amendment No. 2 includes: (i) changes made in response to the Staff’s comments; (ii) certain other non-material information not previously included in the initial registration statement; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s comments provided on August 20, 2015, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the registration statement.

Principal Investment Strategies of the Fund

1.	Comment: The Registrant previously responded supplementally to the Staff’s comment that “unless market conditions are deemed unfavorable, it expects that the market value of the Fund’s long and short positions in securities of issuers organized or located outside the United States or doing a substantial amount of business outside the United States (or, in the case of an ETF, where a majority of the securities in which the ETF invests have the foregoing characteristics) will represent at least 30% of the Fund’s net assets.” The Staff’s position is that a “global” fund should typically invest more than 30% of its assets in the securities of such issuers. Please revise the Fund’s disclosure accordingly.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure to state that, unless market conditions are deemed unfavorable, it expects that the market value of the Fund’s long and short positions in securities of issuers organized or located outside the United States or doing a substantial amount of business outside the United States (or, in the case of an ETF, where a majority of the securities in which the ETF invests have the foregoing characteristics) will represent at least 40% of the Fund’s net assets.

Clough Funds Trust Privacy Policy

2.	Comment: The placeholder page for the Clough Funds Trust Privacy Policy states at the bottom that “[t]his page is not part of the prospectus.” Delete the statement that it is not part of the prospectus.

Response:  In response to the Staff’s comment, the Registrant has removed the Clough Funds Trust Privacy Policy from the prospectus.

Financial Statements

3.	Comment: In light of the proposed reorganization of the Predecessor Fund into the Fund, include the following information of the Predecessor Fund (i) audited statement of investments and (ii) unaudited balance sheet, statement of operations, statement of changes in net assets, financial highlights and related notes to financial statements.

Response:  The Registrant has included the requested information in the SAI.

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0623.

Very truly yours,

/s/ Abigail J. Murray
Abigail J. Murray, Esq.

cc:	Derek Steingarten, Esq.
Goodwin Procter LLP